VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	Rule 17g-1 Fidelity Bond Filing

BBR ALO Fund, LLC

File No. 811-23567

Ladies and Gentlemen:

Enclosed for filing, pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended (the "1940 Act"), please find the following information with respect to the Fund:

  A copy of Investment Company Bond issued by Federal Insurance Company (the "Bond"), which lists the Fund as the insured, as Exhibit 99-1.

  A certificate of the Fund’s Principal Executive Officer attesting to the authenticity and accuracy of resolutions adopted by the members of the Fund's Board of Directors, (including those members who are not "interested persons," as defined in the 1940 Act, of the Fund), adopted March 26, 2026, which authorize the purchase of the bond in a form and in an amount which is consistent with Rule 17g-1 under the 1940 Act, as Exhibit 99-2.

  The Bond premium has been paid for the coverage period from May 1, 2026 to May 1, 2027, and the Bond is written for a $1,500,000 limit of liability.

Sincerely,

/s/ Matthew Shapiro
Matthew Shapiro
Principal Executive Officer, BBR ALO Fund, LLC